CURRENT CAPITAL CORP.

SUITE 200, 47 AVENUE ROAD

TORONTO, ONTARIO M5R 2G3

April 1, 2003

Mr. Terence Robinson

Chief Executive Officer

Dealcheck.com Inc.

47 Avenue Road, Suite 200

Toronto, Ontario M5R 2G3

Dear Mr. Robinson:

RE:  Media Relations Contract

This letter confirms the terms of the agreement (“Agreement”) between Bontan Corporation Inc. (“Corporation”) and Current Capital Corp. (“CCC”).

1.

Recitals.

The Corporation has agreed to engage CCC as an independent contractor and consultant to provide Media Relations service solutions to the Corporation, and CCC has agreed to provide these services to the Corporation, subject to the terms and conditions described in this letter.

2,

Terms.

The initial term of the engagement is for a period of 12 months from the date of this letter.  This agreement will be automatically renewed at the end of the initial term for an additional 12 months.  Either party may cancel this Agreement by delivering a 30-day written notice.

3.

Services.

CCC will provide to the Corporation the following Investor Relations service solution package:

Media Relations

Media Relations Marketing Strategy Overview written on a Quarterly Basis and Reviewed Respectively

Interest development, stewardship and ongoing opportunities researched, developed and implemented with targeted media sources consistent with the Corporation’s media marketing strategy

Ongoing inbound/outbound correspondence and email communications relevant to media relations as well as daily updates surrounding news from the Corporation will be updated on CCC’s website

Communications

News Releases; writing and content development

Profile Page:  a 1-2 page supplement for both Investor Relations and Media Relations

Coordination for all levels of online, press, television and radio interviews

Assistance in Press and IR packages and will include content development

Phone, e-mail and fax exposure to journalists and editors of financial newspapers, magazines, newsletters, websites, trade publications, etc.

Development and monitoring of online discussion forums

Introduction to 3rd Party Management Conference Call/Webcast Opportunities

CCC will provide the Corporation with monthly updates that represent the media relation’s activity

Regular distribution to the subscribers of the Current Capital News newsletter, all-corporate announcements and earnings announcements of the Corporation inclusive

Financial Marketing Programs

Introduction to Sponsored Newsletter Writers

Introduction to Sponsored Analyst Reports

Expansion of Internet Marketing Initiatives (as budget permits)

Coordination and Management of Print Marketing Opportunities (as budget permits)

4.

Costs.

The Corporation will be responsible for all printing and distribution, press release and/or advertising costs recommended by CCC.  The Corporation will also be responsible for all travel related costs incurred by CCC when providing its services as determined by CCC when pre-approved and prepaid by the Corporation.  An additional 15% administration cost will be included on the development and implementation of special events presentations subject to pre-approval.

5.

Compensation for Services.  The Corporation will pay CCC a monthly fee of USD$5,000.00, plus applicable taxes, on signing and on the 1st (first) of every month thereafter.

Please sign this Letter of Agreement in the space provided below to indicate your agreement with the terms stated in this letter.

Sincerely,

CURRENT CAPITAL CORP.

By: /s/Robert Kennedy

President

AGREED AND ACCEPTED

DEALCHECK.COM

By:  /s/Terence Robinson

Chief Executive Officer